

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Marc Angell
Chief Executive Officer
Music of Your Life, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, Nevada 89121

      Re: Music of Your Life, Inc.
             Form 10-K for Fiscal Year Ended May 31, 2014
             Filed September 15, 2015
             File No. 000-54163

Dear Mr. Angell:

We have reviewed your response letter dated April 23, 2015 and are unable to agree. We continue to believe you qualify as a shell company.

We note your response states you have changed your focus from a single channel syndicator to a multi-channel syndicator charging monthly subscriptions. Nevertheless your financial results for the last twelve months reflect nominal revenues, expenses and assets.

Once the company has more than nominal operations or assets, you should file an Item 5.06 Form 8-K with the required disclosure items. Until such time, consistent with our obligations under the federal securities laws, we are terminating our review of your filing and may take further steps we deem appropriate. These steps will include releasing all correspondence related to our review on the EDGAR system. You may contact Emily Drazan, Staff Attorney at 202-551-3208 or me at (202) 551-3810 with any other questions.

                            Sincerely,

                            /s/ Larry Spirgel

                            Larry Spirgel
                            Assistant Director

cc: John Thomas, Esq.